UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Christopher Stephen Phillips
c/o Just Develop It Limited
Larch House Parklands Business Park
Denmead, Hampshire PO7 6XP
United Kingdom
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2023
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%(1)
14.	Type of Reporting Person (See Instructions) CO
(1)Based upon 65,653,118 shares of Class A Common Stock outstanding as of December 4, 2023, based on information provided to the Reporting Persons by the Issuer on December 4, 2023.

CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%(1)
14.	Type of Reporting Person (See Instructions) IN
(1)Based upon 65,653,118 shares of Class A Common Stock outstanding as of December 4, 2023, based on information provided to the Reporting Persons by the Issuer on December 4, 2023.

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) amends the statement on Schedule 13D originally filed by Just Develop It Limited and Christopher Stephen Phillips (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 8, 2022, Accession No. 0001805833-23-000093, as amended on each of May 5, 2022, August 17, 2022, September 8, 2022, September 27, 2022, June 21, 2023, and September 6, 2023 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

On December 4, 2023, the Company filed a Current Report on Form 8-K in which it reported that on November 30, 2023, the Company, its wholly owned subsidiary, Total Security Limited, formerly known as Protected.net Group Limited, a private limited company incorporated in England and Wales (“Total Security”), Avance Investment Management, LLC, a Delaware limited liability company (“Avance”), and newly formed entities affiliated with Just Develop It Limited, a private limited company incorporated in England and Wales (“JDI” and, collectively, the “Parties”), completed the sale of Total Security’s business, including its antivirus and consumer privacy software solutions (the “Business”), pursuant to the terms of a share purchase agreement executed by the Parties on November 30, 2023 (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, JDI acquired Total Security for consideration to the Company comprised of, among other things, the transfer to the Company by JDI and related parties of 29,075,143 shares of Class A common stock. As a result of the transfer to the Company of such shares, which resulted in a decrease in the number of outstanding shares of Class A common stock, the Reporting Persons’ ownership changed by more than one percent from its ownership reported in Amendment No. 7.

    As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as set forth below.

The description of the transactions set forth and defined in Item 4 of this Schedule 13D, are incorporated by reference in their entirety into this Item 3. It is anticipated that funding for the consideration payable will be obtained through Reporting Persons’ existing resources, including cash on hand, as well as committed financing on market terms.
Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below.

On November 30, 2023, the Company, Total Security, Avance, and JDI, completed the purchase and sale of Total Security. Pursuant to the Share Purchase Agreement, JDI acquired Total Security for consideration paid to the Company comprised of: (i) $240 million of cash delivered to the Company at closing, (ii) the repurchase or redemption of 29,075,143 shares of common stock of the Company currently owned by certain affiliates of the Reporting Persons, and (iii) the assumption by JDI, or cancellation by the Company, of certain earnout payments owed to certain affiliates of the Reporting Persons.

Item 5. Interest in Securities of the Issuer
Subsection (a) of Item 5 of the Schedule 13D is hereby amended and supplemented as set forth below.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons. Calculations of the percentage of Shares beneficially owned is based upon 65,653,118 shares of Class A Common Stock outstanding as of December 4, 2023, based on information provided to the Reporting Persons by the Issuer on December 4, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transactions in Common Stock during the sixty day period prior to the filing of this Schedule 13D/A.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

JUST DEVELOP IT LIMITED
By:    /s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

CHRISTOPHER STEPHEN PHILLIPS
/s/ Christopher Stephen Phillips